

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 15, 2009

Mr. Alan Shinderman
Chief Executive Officer
Goldspan Resources, Inc.
10300 W. Charleston Blvd. 13-56
Las Vegas, Nevada 89135

> **Re:** **Goldspan Resources, Inc.**
> **Item 4.01 Form 8-K/A Filed September 10, 2009**
> **File No. 333-146442**
> **Response Letter Dated September 11, 2009**

Dear Mr. Shinderman:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief